SCHEDULE 13D

Amendment No. 1

Notice of Filing Made Under Incorrect CIK

On June 8, 2018, a filing on Schedule 13D, accession number: 0000903423-18-000331, was inadvertently submitted under the incorrect CIK as a filing made by TPG Group Holdings (SBS) Advisors, Inc.  This filing should be disregarded.

The filing was subsequently correctly filed under the correct CIK, accession number: 0000903423-18-000335, as a filing for TPG Advisors VI-AIV.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2018

TPG Advisors VI-AIV, Inc.

By:   /s/  Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By:   /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of David Bonderman (1)

James G. Coulter

By:   /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of James G. Coulter (2)

(1) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(2) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).